May 19, 2005



Room 4561

Bradley C. Almond
Chief Financial Officer
Zix Corporation
2711 N. Haskell Avenue, Suite 2300
LB 36
Dallas, Texas 75204-2960

Re:	Zix Corporation
	Registration Statement on Form S-3
	Filed April 26, 2005
	File No. 333-120548

	Form 10-K for the fiscal year ended December 31, 2004
	Form 10-Q for the quarter ended March 31, 2005
	File No. 0-17995

Dear Mr. Almond:

	This is to advise you that we conducted a targeted review of the financial statements in the referenced periodic reports. We also reviewed the disclosure provided in response to Items 307 and 308(c)
of Regulation S-B and the legal opinion submitted as an exhibit. Based on this limited review of the referenced filings, we have the following comments. Where indicated, we think you should revise your documents in response to these comments. With respect to the comments on the referenced periodic reports your response should be provided as soon as possible and not later than June 2, 2005. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3
Exhibit 5.1
1. In exhibit 5.1, counsel assumed "the Company maintains an adequate number of authorized but unissued shares of common stock available for such issuance". Tell us why it is necessary or appropriate to qualify the legal opinion in this manner. In particular, it appears that whether the company has reserved the shares is a factual matter that can be established by counsel at the time the opinion is delivered. Please revise accordingly or advise.

Form 10-K

Controls and Procedures
2. The effectiveness conclusion concerning your disclosure controls and procedures evaluated by your Chief Executive Officer and Chief
Financial Officer is expressed with respect to matters that are more limited in scope than the disclosure controls and procedures defined by paragraph (e) of Rule 13(a)-15. In the response letter please clarify whether the conclusions as to effectiveness related to disclosure controls and procedures as defined in conformity with Exchange Act Rule 13a-15(e).

Consolidated Financial Statements
Note 2.  Basis of Presentation and Summary of Significant
Accounting
Policies
Revenue Recognition
3. You indicate that revenues related to arrangements with
multiple
elements are allocated to the individual elements in accordance with
EITF 00-21. Help us understand the accounting units in your arrangements and the accounting units that are outside the scope of
SOP 97-2.  Clarify how you reached the conclusions that the
delivered
items should be considered separate units of accounting. Refer to paragraph 9 of EITF 00-21.
4. Quantify the amount of revenues associated with initial set-up fees relating to the PocketScript product line. If material, supplementally clarify the nature of these costs and tell us how you account for the revenue applicable to this element in your e-prescribing service arrangements.
5. Quantify the amount of sales earned in connection with the Sophos, Inc. reseller agreement. If material, tell us how you considered the factors of EITF 99-19 in determining whether to account for such sales on a gross or net basis.
6. Tell us how you considered footnote 1 of SOP 81-1 with regards to
your service contracts offered on a standalone basis. Tell us the specific accounting literature you relied upon in accounting for such contracts, and provide us with analysis, which demonstrates how that
literature applies to you. We may have further comments based on your
response.
7. Tell us how you account for service revenues under the
percentage
of completion method related to services sold in connection with your
products.    Tell us the input measures (or output measures if
applicable) used to measure progress on a contract. Tell us how you can reasonably determine dependable estimates using these measures.
Explain your accounting for loss contracts. Refer to SOP 81-1 and ARB 45.

   Note 7.  Intangible Assets and Goodwill
8. Supplementally explain to us why you have classified the write-down of certain intangibles associated with the "Connect" product line as an element of "operating expenses" in the statement of
operations rather than to "cost of sales."   Also, clarify where
you
had previously recorded the respective amortization associated with
these intangibles.  Tell us how you considered Question 17 of SFAS
86
FASB Staff Implementation Guide in your accounting.

   Note 10.  Notes Payable
Convertible Promissory Note
9. Supplementally explain how you intend to account for the modification of the convertible notes payable and provide the specific accounting literature you will apply. To the extent that this amendment results in a beneficial conversion feature, tell us how you considered EITF 00-27 in your accounting.

Note 22.  Subsequent Events
10. We note that the Company sold your Web Inspector and Message
Inspector product lines on March 11, 2005.   Supplementally tell
us
how you considered paragraphs 30 and 41-43 of SFAS 144 in
determining
that classification of the operations of these product lines as discontinued operations is not warranted. Reconcile for us your statement that operations and cash flows could not be sufficiently separated from the rest of the Company (page 10 of the March 31, 2005
Form 10-Q) when various disclosures in your December 31, 2004 Form 10-K refer to products revenues and also to the fact that these product lines operated in a "cash neutral basis" (page 30 of the December 31, 2004 Form 10-K), which appears to indicate that separate
financial information exists.   In addition, tell us how you
determined that impairment did not exist at year-end in relation to goodwill and intangibles associated with these products (i.e., the Elron acquisition) based on the Company`s decision to sell off these product lines. We may have further comments.

Form 10-Q
Controls and Procedures
11. In the referenced Form 10-Q, you disclose that there were no "significant changes" in Zix`s internal controls during the quarter ended March 31, 2005.  Please refer to Item 308(c) of Regulation
S-K,
and note that disclosure is required of any change that
"materially
affected or was reasonably likely to materially affect," your
internal controls over financial reporting.   In your response
letter
tell us whether there were any such changes during the most recent quarter. Please also confirm that you will consider this comment in preparing future periodic reports.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Meghan Akst, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact me, at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant Director at, (202) 551-3730.

							Sincerely,


							Mark P. Shuman
							Branch Chief - Legal


cc: 	Ronald A. Woessner, Senior Vice President, General Counsel,
and
Secretary
	Via Fax: (214) 515-7332



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